Exhibit 99.2

Aptose Biosciences Inc. Notice of Non-Compliance from NASDAQ

Due to the resignation of Dr. Brian Underdown, a member of the Board of Directors and Audit Committee of Aptose Biosciences Inc. (the “Company”) as previously reported on December 15, 2014 in the Form 6-K filed by the Company with the Securities and Exchange Commission, the Company received, as expected, a notification letter from The NASDAQ Stock Market ("NASDAQ") stating that the Company no longer complies with NASDAQ’s audit committee requirements of maintaining committee membership by at least three independent directors as set forth in Listing Rule 5605. The NASDAQ letter was issued in accordance with standard NASDAQ procedures.

Consistent with Listing Rule 5605(c)(4), NASDAQ will provide the Company a cure period in order to regain compliance as follows:

•	until the earlier of the Company's next annual shareholders' meeting or December 15, 2015; or
•	if the next annual shareholders' meeting is held before June 15, 2015, then the Company must evidence compliance no later than June 15, 2015.

The Company intends to submit a nominee to fill the vacancy at its next meeting of the Board of Directors to regain compliance within the allowed time period specified.

The NASDAQ notification has no immediate impact on the Company’s listing on NASDAQ.